Eros International Plc Reports Results for First Quarter FY 2017

Eros Now crosses full year target of 1 million paid subscribers in the very first quarter of FY 2017

Isle of Man, UK – September 9, 2016: Eros International Plc (NYSE: EROS) (“Eros” or “the Company”), a leading global company in the Indian film entertainment industry, today reported its quarterly financial results for the three months ended June 30, 2016.

Financial Highlights:

First Quarter Ended June 30, 2016

•	Revenues increased by 42.2% to $71.1 million, compared to $50.0 million in the prior year period

•	Operating profit increased by 75.6% to $7.2 million, compared to $4.1 million in the prior year period

•	Adjusted EBITDA increased by 56% to $18.1 million, compared to $11.6 million in the prior year period

•	Net Debt reduced by 5.6% to $121.9 million as compared to $129.1 million as of March 31, 2016.

•	Free cash flow increased by $15 million from negative $13.1 million for the period ended June 30, 2015 to $1.9 million for the period ended June 30, 2016.

A reconciliation of the non-GAAP financial measures discussed within this release to our GAAP operating results are included at the end of this release. See also “Non-GAAP Financial Measures.”

Operational Highlights:

As of June 30, 2016

•	Eros Now has crossed over 49.6 million registered users worldwide across APP, WAP and Web.

•	Eros Now has already crossed over 1.1 million active unique paying subscribers who have paid for at least one month.

•	New significant deal struck with Reliance Jio, 4G player with most aggressive roll-out plan for digital India. Platform agnostic strategy continues with continuing deals with other telecom operators and OEMs such as Airtel, Idea, LeEco, Micromax, Maxis and others. Subscribers as of June 30, 2016 do not include any contribution from the Reliance Jio deal.

•	Eros Now is now available on Apple TV, Amazon Fire TV and pre-installed in Android TV’s around the world.

•	14 films released in Q1 FY17 of which three were high, two were medium and nine were low budget films as compared to 16 films in Q1 FY 16 of which two were high, three were medium and 11 were low budget films.

•	Housefull 3 (Hindi), Sardaar Gabbar Singh (Telugu), 24 (Tamil), Ki and Ka (Hindi) and Marudhu (Tamil) were the main revenue contributing films during the quarter with strong performance across all revenue streams. Catalogue sales have also now come off hold pattern and resumed.

Outlook:

•	Eros Now, having crossed its full year target of a million paying subscribers in the very first quarter of the year, hopes to maintain this momentum and achieve at least 2 million paying subscribers by the end of FY 2017 and 5 million paying subscribers by end of FY 18.

•	Eros Now has a 5-year target of at least 15-20 million subscribers worldwide with a blended annual ARPU of $5 from India and $30 internationally with 80 percent of the target subscribers from India and the remaining 20% internationally.

•	Eros Now is in the process of acquiring 10,000 more films to add to its existing library of 5,000 films and launching its original series in the second half of FY 17.

•	Trinity Pictures continues to build its film franchises with the two Indo-China co-productions going into pre-production stage with a FY 2018 release date in mind.

•	Bajirao Mastani to release in China in over 6,000 screens in the last week of October.

•	Strong pre-sales visibility through television sales for the remainder of the FY 2017 slate.

Management Comments:

Jyoti Deshpande, Eros’ Managing Director and Group Chief Executive Officer, said:

“Fiscal Year 2017 is off to a solid start as we delivered our strongest first quarter performance in terms of Revenue and EBTIDA since being listed on the NYSE over three years ago. Much of our success is attributable to our continued dominance in the box office and a well-balanced Hindi and regional film release strategy. Theatrical revenues during the quarter were driven by worldwide releases of Housefull 3, Ki and Ka, Nil Battey Sannata, Sardaar Gabbar Singh (Telugu) and 24 (Tamil). In addition, Housefull 3 became the third highest Bollywood grossing film in the current calendar year. This year is also marked by strong pre-sales of the majority of our film slate to satellite channels including, Dishoom, Baar Baar Dekho, Rock on 2, Banjo as well as regional films, which exemplifies our de-risking strategy to ensure revenue and cash flow visibility.

“Our digital platform, Eros Now, continues to hit important milestones by registering close to 50 million users across 135 countries of which over 1.1 million users are unique active paying subscribers. We have now set a new target of 2 million paying subscribers by the end of FY 2017. We are very excited about the prospects of ErosNow as we experience transformational growth within the opportunities presented by the digital explosion within India. We have recently signed a deal with Reliance Jio which just launched India’s most advanced 4G network, with an ambition to cover approximately 80% of India’s population. Additionally we have signed partnerships with Idea Cellular, Le Eco (leading Chinese international and technology provider) and Maxis (the only Indian OTT platform to penetrate growing Malaysian market).I want to reiterate our belief that in India the growth and customer acquisition will come from aligning with the telecom operators and the OEMs and not a pure business to consumer model like in the western world. The ARPUs in India will be lower at a $5 annual ARPU on a conservative basis but converting 100 million plus subscribers is a realistic dream over the next decade. As a leading Indian film studio that has a dominant share in new release films and also owns a massive content library, we are uniquely positioned to make this a game-changer for us.

“Trinity Pictures, our franchise film label, continues to work on exciting projects including four films written in – house and ready to enter production this Fiscal Year. We have announced the first Indo-China film The Zookeeper will be co-produced with Chinese studios Peacock Mountain Culture & Media Ltd. It will be directed by Kabir Khan, who also directed last year’s hit Bajrangi Bhaijan, and will be shot simultaneously in both Hindi and Mandarin and is scheduled for release in Fiscal Year 2018. Another Indo–Chinese film, Love in Beijing will be co-produced with Huaxia Film Distribution Co. Ltd and directed by Siddharth Anand to be shot in the both Hindi and Mandarin and is slated for release in Fiscal Year 2018. Additionally, two children’s franchises are being developed, SNIFF and Buddy cop which we expect to be released in Fiscal Year 2018. We continue to believe China has tremendous growth potential and we will be releasing Bajirao Mastani, our FY 16 magnum opus, in China in over 6,000 screens this October.”

“With the strong tailwinds behind ErosNow and pre-sales visibility on an attractive film slate, we have a positive outlook for the remainder of the year.”

Prem Parameswaran, Group Chief Financial Officer and President of North America also commented:

“We are proud to have delivered our largest fiscal first quarter in terms of revenue and adjusted EBITDA since the company was listed on the NYSE three years ago. We generated strong topline growth and delivered healthy margins driven by a solid film slate and renewed sales of our catalogue content. We are also happy to report our second consecutive free cash flow positive quarter. The strong performance translated into healthy operating cash flows and helped strengthen our balance sheet.  Last year we set three important financial targets for our fiscal year end 2016: generation of free cash flow, a meaningful reduction in receivables balance and a cap on investment spend of $225 million. As promised we met or exceeded each of those targets. This year we have set ourselves three financial targets for the end of the current fiscal year: To maintain our days sales outstanding (DSO days) to under 200 days by year end, to keep total capex spend below $225 million and to remain free cash flow positive.”

Eros International Plc Financial Highlights:

	Three Months Ended June 30
(dollars in millions)	2016	2015	% change

Revenue	$71.1	50.0	42.2
Gross profit	23.1	17.1	35.1

Operating profit	7.2	4.1	75.6

Adjusted EBITDA(1)	18.1	11.6	56

(1) Reconciliations of the non-GAAP financial measures discussed within this release to our GAAP operating results are included at the end of this release. See also “Non-GAAP Financial Measures.”

Financial Results for the first Quarter ended June 30, 2016

Revenue

For the three months ended June 30, 2016, Eros film slate comprised 14 films of which three were high budget, two were medium budget and nine were low budget as compared to very similar mix of 16 films in the three months ended June 30, 2015, of which two were high budget, three were medium budget and 11 were low budget. For the three months ended June 30, 2016, the Company’s slate of 14 films comprised five Hindi films, five Tamil/Telugu films and four regional films as compared to the same period last year where its slate of 16 films comprised seven Hindi films, eight Tamil/Telugu films and one regional film. For the three months ended June 30, 2016, revenue increased by 42.2% to $71.1 million, compared to $50 million for the three months ended June 30, 2015.

For the three months ended June 30, 2016, the aggregate theatrical revenues increased by 11.0% to $37.4 million from $33.7 million for the three months ended June 30, 2015. Some of the Company’s successful global releases were Housefull 3, Ki and Ka and Sardaar Gabbar Singh.

For the three months ended June 30, 2016, the aggregate revenues from television syndication increased by $90.3% to $19.6 million from $10.3 million for the three months ended June 30, 2015 mainly due to increased catalogue revenues.

For the three months ended June 30, 2016, the aggregate revenues from digital and ancillary increased 135% to $14.1 million from $6 million for the three months ended June 30, 2015 mainly driven by catalogue monetization strategy and revenues from Eros Now/Techzone and increased contribution from other ancillary revenues streams.

	Three months ended
	June 30, 2016	June 30, 2015
High budget	3	2
Medium budget	2	3
Low budget	9	11
Total new film releases	14	16

Revenue from India increased 28.6% to $42.7 million in the three months ended June 30, 2016, compared to $33.2 million in the three months ended June 30, 2015. On account of the stronger Indian box office collection of the Company’s three high budget movies in the quarter ended June 30, 2016 as compared to two high budget movies in the quarter ended June 30, 2015 and the better realizations with respect to television syndication revenues associated with these movies.

Revenue from Europe increased 9.8% to $4.5 million in the three months ended June 30, 2016, compared to $4.1 million in the three months ended June 30, 2015. This was on account of higher theatrical and digital revenues as well as catalogue revenues.

Revenue from North America decreased 56.3% to $1.4 million in the three months ended June 30, 2016, compared to $3.2 million in the three months ended June 30, 2015. This was on account of relatively lower theatrical revenues from the film slate and slightly lower catalogue revenues.

Revenue from rest of the world increased 136.8% to $22.5 million in the three months ended June 30, 2016, compared to $9.5 million in the three months ended June 30, 2015, mainly due to stronger film slate mix as well as increased catalogue revenues.

Cost of sales

For the three months ended June 30, 2016, cost of sales increased by 45.5% to $48 million compared to $33 million in the three months ended June 30, 2015. This increase was primarily due to an increase of $8.5 million in film amortization costs associated with the Company’s mix of films containing a higher number of high budget films for the three months ended June 30, 2016 as compared to the three months ended June 30, 2015 as well as cumulative amortization costs of its larger film library. The rest of the increase was mainly due to corresponding increase in selling and distribution expenses associated with a stronger film mix.

Gross profit

For the three months ended June 30, 2016, gross profit increased by 35.1% to $23.1 million, compared to $17.1 million in the three months ended June 30, 2015. The increase is primarily attributable to increased revenues from new release and catalogue. As a percentage of revenues the company’s gross profit margin was 32.5% in the three months ended June 30, 2016, compared to 34.2% in the three months ended June 30, 2015.

Adjusted EBITDA

For the three months ended June 30, 2016, adjusted EBITDA increased by 56% to $ 18.1 million compared to $11.6 million in the three months ended June 30, 2015. The increase reflects the profitability of the film slate and increased gross profit in the period ended June 30, 2016 and as percentage of gross profit of 78.4% in the quarter ended June 30, 2016 and 67.8% in the quarter ended June 30, 2015.

Administrative costs

For the three months ended June 30, 2016, administrative costs increased by 22.3% to $15.9 million compared to $13 million for the three months ended June 30, 2015, which was attributable to an increased personnel cost on account of expansion of the Eros Now team.

Net finance costs

For the three months ended June 30, 2016, net finance costs increased by 52.4% to $3.2 million, compared to $2.1 million in the three months ended June 30, 2015, mainly due to lower income from financing activities.

Income tax expense.

The provisions for income taxes were $2.6 million and $2.3 million for the three months ended June 30, 2016 and 2015, respectively. The increase for income taxes is due to higher net profit earned in the three months ended June 30, 2016. Effective income tax rates were 18.3% and 25.4% for the three months ended June 30, 2016 and 2015, respectively excluding non-deductible share-based payment charges.

Free Cash Flow

The Company continued to generate free cash flow in the quarter ended June 30, 2016. Free cash flow was positive $1.9 million as compared to negative free cash flow of $13.1 million at quarter ended June 30, 2015.

Net Debt

As of June 30, 2016, net debt reduced to $121.9 million from $129.1 million as of March 31, 2016, mainly due to decrease in retail bond loan on account of restatement to closing exchange rate as at June 30, 2016.

Trade Receivables

As of June 30, 2016, trade accounts receivables were $201.5 million as compared $169.3 million at March 31, 2016. This was primarily as a result of the renewal of the monetization of catalogue revenue which was intentionally held back in the last two quarters of fiscal 2016. While the Company’s trade accounts receivables increased $32.2 million over the quarter, it generated revenue $71.1 million which demonstrate the growth in its business. In addition, only 5.2% of the Company’s total trade accounts receivables were past due over one year. Subsequent to June 30 2016, the Company collected $11.9 million.

Trade and other Payables

As of June 30, 2016, trade accounts payables were $81.4 million as compared $65.2 million at March 31, 2016. 67% of the increase was due to accrued payments against released films including overages and of the balance, 21% increase was due to the Company’s strong pre-sales of film rights where the cash had been collected but revenue was still to be recognized.

Conference Call

The Company will host a conference call on Friday, September 9, 2016, at 8:30 AM Eastern Standard Time.

To access the call please dial (646) 254-3373 or (877) 280-3488 from the United States, or +44(0)20 3427 1929 or +44(0)80 0279 4835 from outside the U.S. The conference call I.D. number is 6999055. Participants should dial in 5 to 10 minutes before the scheduled time.

A replay of the call can be accessed through September 16, 2016 by dialing (347) 366-9565 or (866) 932-5017 from the U.S., or +44(0)20 3427 0598 or +44(0)80 0358 7735 from outside the U.S. The conference call I.D. number is 6999055. The call will be available as a live webcast, which can be accessed at Eros’ Investor Relations website. A replay of the webcast recording will be available until September 9, 2017.

Non-GAAP Financial Measures

Net Income

The Company uses the term Net Income, as the International Financial Reporting Standards (“IFRS”) define the term as synonymous with profit for the period.

Adjusted EBITDA

In addition to the results prepared in accordance with International Financial Reporting Standards ("IFRS") provided in this release, the Company has presented Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (“Adjusted EBITDA”). The company uses Adjusted EBITDA along with other IFRS measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs), adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs relating to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that Adjusted EBITDA is useful to investors in evaluating our results of operations because these measures:

• are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

• help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

• are used by our management team for various other purposes, including presentations to our board of directors as a basis for strategic planning and forecasting.

See the supplemental financial schedules for a reconciliation of Adjusted EBITDA to Net Income.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this press release and in related comments by Eros’ management contains forward-looking statements.  In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” ‘‘anticipate,’’  ‘‘believe,’’ “feel,” “contemplate,” ‘‘intend,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘continue,’’ ‘‘should,’’ ‘‘could,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘project,’’ ‘‘predict,’’ ‘‘will,’’ “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies.  Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this press release.  Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement.  Such risks and uncertainties include a variety of factors, some of which are beyond Eros’ control, including but not limited to market conditions and economic conditions.  Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption “Risk Factors” in Eros’ Prospectus dated July 9, 2014 filed with the U.S. Securities and Exchange Commission.  Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros’ actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Seasonality

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc was the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has a competitive advantage through its extensive and growing movie library comprising of over 3,000 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. Eros International has built a dynamic business model by combining the release of new films every year with the exploitation of its film library. The company also owns the rapidly growing OTT platform ErosNow. For further information please visit: www.erosplc.com

Eros International Plc

Mark Carbeck

Chief Corporate and Strategy Officer

44 (0) 207 258 9909

Email: mark.carbeck@erosintl.com

Media:

Sloane & Company
Whit Clay,

212-446-1864
Email: wclay@sloanepr.com

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited; in thousands)

		June, 30	March 31,
	Note	2016	2016
ASSETS
Non-current assets
Property, plant and equipment		$10,471	$10,686
Goodwill	4	3,858	3,858
Intangible assets — trade name		14,000	14,000
Intangible assets — content	6	779,891	795,139
Intangible assets — others	4	5,440	6,127
Available-for-sale financial assets		29,917	30,147
Trade and other receivables		8,568	9,521
Deferred tax assets		256	167
Other non-current assets		3,115	3,512
Total non-current assets		$855,516	$873,157

Current assets
Inventories		$282	$287
Trade and other receivables	1	224,652	188,361
Current tax receivable		190	238
Cash and cash equivalents		183,613	182,774
Restricted deposits		2,078	1,822
Total current assets		$410,815	$373,482
Total assets		$1,266,331	$1,246,639

LIABILITIES
Current liabilities
Trade and other payables		$81,434	$65,178
Short-term borrowings	2	219,292	219,275
Current tax payable		7,037	6,234
Total current liabilities		$307,763	$290,687

Non-current liabilities
Long-term borrowings	2	$86,221	$92,630
Other long term liabilities		551	536
Derivative financial instruments		24,895	22,850
Deferred tax		31,336	30,842
Total non-current liabilities		$143,003	$146,858
Total liabilities		$450,766	$437,545

EQUITY
Share capital	3	$30,793	$30,793
Share premium		357,426	356,865
Reserves		430,451	423,151
Other components of equity		(55,780)	(53,310)
JSOP reserve		(17,167)	(17,167)
Equity attributable to equity holders of Eros International Plc		$745,723	$740,332
Non-controlling interest		69,842	68,762
Total equity		$815,565	$809,094
Total liabilities and shareholder’s equity		$1,266,331	$1,246,639

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited; in thousands, except per share amounts)

		Three Months Ended June 30,
		2016	2015
	Note	(in thousands, except per share amounts)
Revenue	8	$71,095	$50,043
Cost of sales		(48,010)	(32,956)
Gross profit		23,085	17,087
Administrative cost		(15,905)	(12,957)
Operating profit		7,180	4,130
Financing cost		(3,854)	(3,866)
Finance income		661	1,723
Net finance cost		(3,193)	(2,143)
Other income	9	2,032	4,076
Profit before tax		6,019	6,063
Income tax		(2,580)	(2,296)
Profit for the year		$3,439	$3,767
Attributable to:
Equity holders of Eros International Plc		$1,987	$215
Non-controlling interest		1,452	3,552
		$3,439	$3,767
Earnings per share (cents)
Basic earnings per share	7	3.4	0.4
Diluted earnings per share	7	3.1	0.2

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited; in thousands)

	Three Months Ended June 30,
	2016	2015

Profit for the period	$3,439	$3,767

Other comprehensive loss:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(3,245)	(3,722)
Reclassification of the cash flow hedge to the statement of operations	201	201

Total other comprehensive loss for the period	$(3,044)	$(3,521)
Total comprehensive income for the period net of tax	$395	$246

Attributable to:
Equity holders of Eros International Plc	$(505)	$(2,256)
Non-controlling interest	900	2,502

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

		Three Months Ended June 30,
	Note	2016	2015
Cash flows from operating activities:
Profit/(loss) before tax		$6,019	$6,063
Adjustments for:
Depreciation		210	179
Share based payment	5	6,021	6,894
Amortization of intangible film and content rights		36,938	28,433
Amortization of other intangibles assets		694	187
Other non-cash items	10	(678)	(3,182)
Net finance costs		3,193	2,143
Movement in trade and other receivables		(37,628)	14,259
Movement in inventories		4	434
Movement in trade and other payables		9,029	(18,267)
Cash generated from operations		23,802	37,143
Interest paid		(4,993)	(5,184)
Income taxes paid		151	75
Net cash generated from operating activities		$18,960	$32,034

Cash flows from investing activities:

Proceeds from sale of available for sale of financial assets		230	—
Purchases of property, plant and equipment		(790)	(104)
Proceeds from/(investment in) restricted deposits held with banks		(187)	558
Purchase of intangible film right and content rights		(17,089)	(43,885)
Purchase of other intangible assets		(13)	(1,269)
Interest received		461	793
Net cash used in investing activities		$(17,388)	$(43,907)

Cash flows from financing activities:

Proceeds from issue of share capital		—	5,400
Proceeds from issue of shares by subsidiary		—	117
Proceeds from issue out of treasury shares		—	1,853
Proceeds from/(repayment of) short term debt with maturity less than three months (net)		(2,659)	(274)
Proceeds from short term debt		19,948	49,652
Repayment of short term debt		(13,908)	(44,277)
Proceeds from long term debt		1,497	38
Repayment of long term debt		(2,674)	(2,294)
Net cash generated from financing activities		$2,204	$10,215

Net increase/ (decrease) in cash and cash equivalents		3,776	(1,658)
Effect of exchange rate changes on cash and cash equivalents		(2,937)	3,633
Cash and cash equivalents, beginning of period		182,774	153,664
Cash and cash equivalents, end of period		$183,613	$155,639

SUPPLEMENTAL FINANCIAL DATA

1.	TRADE AND OTHER RECEIVABLES

	As at
	June 30, 2016	March 31, 2016
	(in thousands)
Trade accounts receivables net	$201,536	$169,283
Other receivables	25,601	18,493
Prepaid charges	1,340	1,071
Accrued revenues	4,743	9,035
Trade and other receivables	$233,220	$197,882

Current Trade and other receivables	224,652	188,361
Non-Current Trade and other receivables	8,568	9,521
	$233,220	$197,882

2.	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

	Nominal		As at
	Interest Rate	Maturity	June 30, 2016	March 31, 2016
			(in thousands)
Asset backed borrowings
Vehicle Loan	10.0% - 12.0%	2017-21	$217	$260
Term Loan	BPLR+1.8% - 2.75%	2016-17	4,917	6,244
Term Loan	BPLR+2.75%	2017-18	1,348	1,579
Term Loan	BPLR+2.85%	2019-20	7,067	7,932
Term Loan	BPLR+2.55% - 3.4%	2020-21	13,662	12,945
			$27,211	$28,960

Retail bond	6.5%	2021-22	$66,269	$71,901
Revolving facility	LIBOR +1.90% - 2.90% and Mandatory Cost	2016-17	123,750	123,750
Other borrowings	10.5%	2021-22	6,683	6,933
			$196,702	$202,584
Nominal value of borrowings			$223,913	$231,544
Cumulative effect of unamortized costs			(1,762)	(2,109)
Installments due within one year			$(135,930)	$(136,805)
Long-term borrowings — at amortized cost			$86,221	$92,630

Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

	Nominal	As at
	interest rate (%)	June 2016	March 2016
		(in thousands)
Asset backed borrowings
Export credit bill discounting and overdraft	BPLR+1-3.5%	$21,242	$20,716
Export credit and overdraft	LIBOR+3.5%	27,370	26,586
		$48,612	$47,302
Unsecured borrowings
Commercial paper	10.0% -13.0%	$—	1,511
Other Short Term Loan	1.75% - 2.6%	31,076	32,871
Other Short Term Loan	12.75%	3,674	786
Installments due within one year on long-term borrowings		135,930	136,805
Short-term borrowings - at amortized cost		$219,292	$219,275

Fair value of the long term borrowings as at June 30, 2016 is $190,399,000 (2016: $195,924,000). Fair values of long-term financial liabilities except retail bonds have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group. As at June 30, 2016, the fair value of retail bond amounting to $45,977,000 has been determined using quoted prices from the LSE. Carrying amount of short term borrowings approximates fair value.

3.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
Ordinary shares of 30p each at June 30, 2016 and March 31, 2016	83,333,333	25,000

	Number of Shares			USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	Ordinary 10p Shares	(in thousands)
As at March 31, 2015	31,982,488	25,555,220	—	30,622
Issue of shares on July 16, 2015	300,000	—	—	138
Issue of shares on August 18, 2015	3,500	—	—	2
Issue of shares in February 2016	57,860	—	—	26
Issue of shares in March 2016	10,900	—	—	5
Transfer of B Ordinary to A Ordinary share	594,566	(594,566)	—	—
As at March 31, 2016	32,949,314	24,960,654	—	30,793
Issue of shares of on April 4, 2016	1,750	—	—	—

As at June 30, 2016	32,951,064	24,960,654	—	30,793

4.	ACQUISITION

On August 1, 2015, Eros’ subsidiary Eros International Media Limited (“EIML”) acquired 100% of the shares and voting interests in Techzone.  In accordance with the terms of the agreement between the parties, EIML issued 900,970 equity shares to the shareholders of Techzone at an acquisition date fair value of INR 586 ($9.16) per share.  Upto March 31, 2016, pending completion of valuation of assets, including intangible assets, the purchase price was allocated on a preliminary basis to net assets based on initial estimates.  Subsequent to June 30, 2016, the valuation has been completed and purchase price allocation has been finalized and changes recognized with retrospective effect.  The impact of the final allocation is not material to the Group’s financial position or results of operations.

5.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending
	June 30, 2016	June 30, 2015
	(in thousands)
IPO India Plan	$649	$379
JSOP Plan	905	290
Option award scheme 2012	253	557
2014 Share Plan	571	253
2015 Share Plan	102	158
Other share option awards	141	1,365
Management scheme (staff share grant)	3,400	3,892
	$6,021	$6,894

On June 28, 2016, the Board of Directors approved a grant of 620,000 ‘A’ ordinary shares to certain executive directors with Nil value exercise price and a market value of $14.68 per shares subject to continued employment. These awards are restricted and vest equally over a period of three years and are yet to be issued.

Additionally, on June 28, 2016, 250,000 ‘A’ ordinary share awards were approved to certain employees with Nil value exercise price and a fair market value of $14.68 per shares, of these 222,735 share awards were granted with restrictions which vests equally over a period of three years, first tranche vests on November 11, 2016 and remaining two tranches on each anniversary of the initial vest date.

6.	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
As at June 30, 2016
Film and content rights	$1,203,597	(677,651)	525,946
Content advances	248,784	—	248,784
Film productions	5,161	—	5,161
Non-current content assets	$1,457,542	(677,651)	779,891

As at March 31, 2016
Film and content rights	$1,158,737	(652,651)	506,086
Content advances	284,817	—	284,817

Film productions	4,236	—	4,236
Non-current content assets	$1,447,790	(652,651)	795,139

7.	EARNINGS PER SHARE

	Three Months Ended June 30,
	2016		2015
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted
Earnings
Earnings attributable to the equity holders of the parent	$1,987	1,987	$215	215
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(167)	—	(114)
Adjusted earnings attributable to equity holders of the parent	$1,987	1,820	$215	$101
Number of shares
Weighted average number of shares	57,998,564	57,998,564	57,292,516	57,292,516
Potential dilutive effect related to share based compensation scheme	—	1,048,454	—	1,292,633
Adjusted weighted average number ofshares	57,998,564	59,047,018	57,292,516	58,585,149
Earnings/ per share
Earnings attributable to the equity holders of the parent per share (cents)	3.4	3.1	0.4	0.2

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

8.	BUSINESS SEGMENTAL DATA

Revenues are presented based on customer location:

	Three months ended June 30,
	2016	2015
	(in thousands)
Revenue by customer’s location
India	$43,921	$32,826
Europe	3,461	2,440
North America	2,697	3,527
Rest of the world	21,016	11,250
Total Revenue	$71,095	$50,043

	Three months ended June 30,
	2016	2015
	(in thousands)
Revenue by Group’s Operation
India	$42,749	$33,177
Europe	4,462	4,139
North America	1,408	3,234
Rest of the world	22,476	9,493
Total Revenue	$71,095	$50,043

9.	Other Income

	Three months ended June 30,
	2016	2015
	(in thousands)
(Gains) on sale of available for sale of financial assets	$(58)	$—
Net foreign exchange gains	(4,018)	(161)
Net losses/(gains)on held for trading financial liabilities	2,044	(3,915)
	$(2,032)	$(4,076)

The net loss/(gains) on held for trading financial liabilities in the years ended June 30, 2016 and 2015, respectively principally relate to derivative instruments not designated in a hedging relationship.

10.	NON-CASH EXPENSES

Significant non-cash expenses except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows:

	Three months ended June 30,
	2016	2015
	(in thousands)
Net (gains)/losses on held for trading financial liabilities	$2,044	$(3,915)
Impairment loss on content advances	—	102
Provisions for trade and other receivables	132	86
Unrealized foreign exchange (gain)/loss	(2,854)	545
	$(678)	$(3,182)

11.	NON GAAP-FINANCIAL MEASURES

Adjusted EBITDA

	Three months ended June 30,
	2016	2015
	(in thousands)
Net income	$3,439	$3,767
Income tax expense	2,580	2,296
Net finance costs	3,193	2,143
Depreciation	210	179
Amortization(1)	694	187
Share based payments(2)	6,021	6,894
Gain on sale of available – for - sale financial assets	(58)
Net losses/(gains) on held for trading financial liabilities	2,044	(3,915)
Adjusted EBITDA	$18,123	$11,551

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.